WeShop Holdings Limited
Hawk House
22 The Esplanade
Jersey, JE1 1HH
Channel Islands

https:\\we.shop
Paul Ellerbeck
paul.ellerbeck@we.shop

August 19, 2025

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Adam Phippen

Kate Beukenkamp

Taylor Beech

Re:	WeShop Holdings Limited Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted July 9, 2025 CIK No. 0002048271

Ladies and Gentlemen:

This letter is submitted by WeShop Holdings Limited (“we” or the “Company”) in response to comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Company’s Amendment No. 4 to the Draft Registration Statement on Form F-1 confidentially submitted on July 9, 2025 (the “Amendment No. 4 to the Draft Registration Statement”), as set forth in the Staff’s letter dated July 30, 2025 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments is reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently confidentially submitting Amendment No. 5 to the Draft Registration Statement (“Amendment No. 5”), which reflects revisions in response to the Comment Letter and certain other updates. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Amendment No. 5, marked to show changes to the Amendment No. 4 to the Draft Registration Statement.

Amendment No. 4 on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Net Revenues, Page 30

1.       Please disclose the underlying reasons for the decrease in net revenues. Refer to Item 5 of Form 20-F.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 5 to disclose the underlying reasons for the decrease in net revenues.

General and Administrative Expense, page 30

2.       Please quantify the increase in travel and entertainment expenses as well as professional fees and disclose the underlying reasons for the increases. Refer to Item 5 of Form 20-F.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 5 to quantify the increases in travel and entertainment expenses and the reasons for the increases.

Liquidity and Capital Resources

Operating Activities, page 32

3.      You disclose that net cash used in operating activities decreased primarily due to a decrease in your operating loss after non-cash items; however, operating loss after non-cash items increased. Please revise your discussion accordingly. In doing so, discuss how changes in working capital impacted the change in net cash used in operating activities including the underlying reasons for the changes. Refer to Item 5 of Form 20-F.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 5 to revise the discussion of our decrease in net cash used in operating activities accordingly.

Critical Accounting Estimates

Share-Based Compensation, page 34

4.       Please revise your disclosure regarding when the expense related to contingent shares is recognized to be consistent with the related disclosures in the Notes to the Consolidated Financial Statements.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 5 to clarify when the expense related to contingent shares is recognized.

Related Party Transactions

Consulting Agreement, page 78

5.       Please revise this section to restore your disclosure regarding the strategic consulting agreement with Max Capital entered into in January 2022 as applicable. Alternatively, please tell us why this disclosure is no longer applicable. We note your statement at the beginning of this section stating that you are disclosing related party transactions you have entered into since January 1, 2022. We also note that Max Capital is an entity that is disclosed elsewhere as controlled by John Garner, a founder and member of the board.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 5 to include the strategic consulting agreement with Max Capital. We respectfully note that John Garner is not a member of the board.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2 - Correction of Previously Issued Financial Statements, page F-7

6.       You disclose that, “the staff expressed their view....” We requested your consideration of certain information. We did not express a view. Please remove disclosure stating or suggesting that we expressed a view.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 5 to remove disclosure indicating that the Staff expressed a view.

Note 7 - Convertible Notes Payable, page F-16

7.	You disclose an ending fair value of convertible notes as of December 31, 2024 of £775,000. Please reconcile this to the consolidated balance sheet. In addition, you disclose that convertible notes payable amounted to £1,771,593. Please tell us what this amount represents and reconcile it to the consolidated balance sheet. If this amount represents the pound settlement amount please tell us why the fair value is significantly less.

Company Response: In response to the SEC comment, the Company has revised Amendment No. 5 to correct these amounts. Additionally, the convertible notes payable balance of £1,771,593 are those convertible notes that are not required to be recorded at fair value and are described in paragraph in Note 7 as accruing at a 12% interest rate.

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at paul.ellerbeck@we.shop or Christian Nagler of Kirkland & Ellis LLP at +1 (212) 446-4660.

Remainder of page intentionally blank. Signature page follows.

Sincerely,

WESHOP HOLDINGS LIMITED

/s/ Paul Ellerbeck

Enclosure

cc: Christian O. Nagler, P.C.

Kirkland & Ellis LLP

John Garner

WeShop Holdings Limited